Exhibit 1

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[LOGO]   HAVAS

                                                Suresnes, February 9, 2006, 7h30

PRESS RELEASE

                               Havas: 2005 Revenue

            o     Organic growth of +1.8% in the fourth quarter
            o 2005 revenue of (euro)1,461 million, with organic growth of +2.5%
            o     Net New Business of over (euro)1 billion for full year 2005

      1. General comments

After revenue previously announced for the first nine months of 2005 of (euro) 1,041 million, up +2.8% in organic growth, Havas announces today revenue of
(euro) 420 million for the fourth quarter of 2005 (+1.8% in organic growth), bringing full year organic growth to +2.5% for total revenue of (euro)1,461 million. This number represents a decrease of 2% compared to the revenue for 2004 of (euro)1,491 million.

The (euro) 420 million of revenue for the three last months of 2005 were characterized by two months of organic growth, October and November, and a month of December down due to an exceptionally high month of December 2004.

      2. Detailed comments by region for the fourth quarter

There were marked contrasts in performance by region in terms of organic growth in fourth quarter 2005: France, the rest of continental Europe and Latin America performed very strongly, while the final quarter proved more difficult for the United Kingdom, North America and Asia Pacific.

By region, the principal conclusions regarding organic growth are as follows:


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            o     France (Q4 +2.9%)

                  Fourth quarter organic growth was strong thanks to remarkable performances from the Healthcare and Corporate Communications activities.

            o     United Kingdom (Q4 -4.9%)

                  In the U.K., on the other hand, fourth quarter organic growth suffered from a combination of factors: a high basis of comparison and also account losses whose impact was first felt in the final quarter of 2005.

            o     Europe excluding France and the U.K. (Q4 +20.8%)

                  The region produced an outstanding organic growth performance in the final quarter, thanks to Spain and also to Eastern Europe and Belgium.

            o     North America (Q4 -5.1%)

                  The downturn in fourth quarter 2005 organic growth reflects a high basis of comparison (the effect of new account wins began to be felt in fourth quarter 2004) and also a downturn in the healthcare Communications sector.

            o     Asia Pacific (Q4 -17.2%)

                  The region is still suffering from the loss of its biggest account, Intel. The sharp organic growth decline in the final quarter is also due in part to a strong basis of comparison in fourth quarter 2004.

            o     Latin America (Q4 +13.8%)

                  Organic growth in the region continued to be strong, with excellent performances in Mexico, Argentina and Colombia. Including the results of our main subsidiary in Brazil, consolidated using the equity method as of January 1, 2005, the region's organic growth would have been +4.7% over the full year.

      3. Net New Business(a) in 2005

The dynamic of new account wins continued in 2005, demonstrating that Havas is a group that wins accounts. The amount of new business wins is 24% higher in 2005 than in 2004 in terms of annual billings.

Net new business for 2005 was (euro)1,055 million in estimated annual billings, down from (euro)1,548 million for 2004. This downturn is due primarily to the loss of two of Havas' top ten accounts, Intel and Volkswagen (in the U.S.A).


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The principal accounts won during fourth quarter 2005 include:

      >> Advertising: GMF, ADA, BHV, and I-Tele (France), Carglass and Lafarge (Italy), Verizon, Lumene Group and Oasys Mobile Inc. (U.S.A), Casinos du Quebec (Canada), Dell (South Asia) and Mangocity (China)

      >> Media: Citroen (Pan European) Danone, AXA and Lagardere (France), Tourespana, ADIF, Grupo Pinar and Paul Versan (Spain), Griesson De Beukelaer (Germany), easymobile (Germany and the Netherlands), Grupo Cencosud (Chile), Hubbard Broadcasting (U.S.A)

      >>    Marketing services : Tena (France), Diageo (U.K), Bentley (U.S.A)

      >>    Corporate/finance: Nexity, Sopra, Ipsopresto.com (France)

Budgets lost include Volvic in advertising for France and Germany.

      4. Highly satisfactory creative quality in fourth quarter 2005

      >> Euro RSCG 4D in the U.S. was ranked top Interactive Agency by Adweek magazine for the fifth year running

      >> The 11 News 1 Channel "Housewife " campaign produced by Euro RSCG Flagship in Thailand was voted best international press advertisement of 2005 by Campaign magazine

      >> Euro RSCG Prague was named Agency of the Year in East Europe at the Moscow International Advertising Festival in November

      >> The Citroen C4 << The Dancer >> campaign produced by Euro RSCG London is the advertisement prefered by the French in 2005 according to a survey realized by the Ipsos Institute

      >> Euro RSCG 4D Sao Paulo in Brazil was named Interactive Agency of the year for 2005 by About Magazine

      >> For the third year running, MPG in Argentina received the Jerry Goldenberg Award for "Excellence in Communications" in the media agencies category, again in November

The principal awards won by Havas Group agencies in fourth quarter 2005 are as follows:

      >> BETC Euro RSCG produced another star performance in the final quarter of 2005 by winning the Grand Cristal award for advertising creation at the Meribel Festival for its campaign for Canal+ entitled "La Marche de L'Empereur".

      >> At Eurobest 2005, the European awards for creative excellence held in December, BETC Euro RSCG was honored for its Mikado "Star Wars" film, Euro RSCG 4D Netherlands for two films, Volvo "Life on Board Project" and


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            Nokia "Nokia 20 lives", and Euro RSCG London for two films, Citroen
            "Carbot" and Peugeot "Easy Life".

      >>    Three campaigns - Dassault Systems "The Meeting" by
            Devarrieuxvillaret, Tuc by Lu "Salt & Pepper" by Euro RSCG Amsterdam and the Peugeot "Easy Life" campaign - were voted winners at the Epica Awards, one of Europe's premier awards ceremonies which aims to encourage the highest standard of creativity in European advertising.

      >> Euro RSCG Santiago, Euro RSCG Vale and Viceversa Euro RSCG were honored at the El Ojo Iberoamerica awards, taking a total of 8 awards including four Gold Prizes.

      5. Outlook for 2005 results

The trends for 2005 full year results, which will be presented in March, are characterized by:

      >> income from operations margin (i.e., operating margin before costs related to executive departures, goodwill impairment and capital gains) in the range of 10%

      >> net profit improved due to a reduction of financial and tax expenses.


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About Havas

Havas (Euronext Paris: HAV.PA; Nasdaq: HAVS) is a global advertising and communications services group. Headquartered in Paris, Havas has three principal operating divisions: Euro RSCG Worldwide which is headquartered in New York, Arnold Worldwide Partners in Boston, and Media Planning Group in Barcelona. A multicultural and decentralized Group, Havas is present in 77 countries through its networks of agencies located in 44 countries and contractual affiliations with agencies in 33 additional countries. The Group offers a broad range of communications services, including traditional advertising, direct marketing, media planning and buying, corporate communications, sales promotion, design, human resources, sports marketing, multimedia interactive communications and public relations. Havas employs approximately 14,400 people.
Further information about Havas is available on the company's website: www.havas.com

Forward-Looking Information

This document contains certain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions, concerning matters that are not historical facts. These forward-looking statements reflect Havas' current views about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause Havas' actual results to differ significantly from those expressed in any forward-looking statement. Certain factors that could cause actual results to differ materially from expected results include changes in global economic, business, competitive market and regulatory factors. For more information regarding risk factors relevant to Havas, please see Havas' filings with the U.S. Securities and Exchange Commission. Havas does not intend, and disclaims any duty or obligation, to update or revise any forward-looking statements contained in this document to reflect new information, future events or otherwise.

(a) Net New Business:

Net new business represents the estimated annual advertising budgets for new business wins (which includes new clients, clients retained after a competitive review, and new product or brand expansions for existing clients) less the estimated annual advertising budgets for lost accounts. Havas' management uses net new business as a measurement of the effectiveness of its client development and retention efforts. Net new business is not an accurate predictor of future revenues, since what constitutes new business or lost business is subject to differing judgments, the amounts associated with individual business wins and losses depend on estimated client budgets, clients may not spend as much as they budget, the timing of budgeted expenditures is uncertain, and the amount of budgeted expenditures that translate into revenues depends on the nature of the expenditures and the applicable fee structures. In addition, Havas' guidelines for determining the amount of new business wins and lost business may differ from those employed by other companies.

Contacts:

Communications:                     Solenne Anthonioz
                                    Tel: +33 (0)1 58 47 90 27
                                    solenne.anthonioz@havas.com

Investor Relations:                 Herve Philippe
                                    Chief Financial Officer
                                    Tel: +33 (0)1 58 47 91 23
                                    relations.actionnaires@havas.com


2 allee de Longchamp 92281 Suresnes Cedex, France
Tel +33 (0) 1 58 47 90 00  Fax +33 (0) 1 58 47 99 99  www.havas.com
SA au capital de 171 552 757,20 euros- 335 480 265 RCS Nanterre - APE 744 B


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APPENDIX 1 - PERFORMANCE ANALYSES

Q4 2005 ANALYSIS

                                 -----------------------------------------------

ANALYSIS BY REGION                          Revenue
                                             Q4-05              Organic growth
                                       ((euro) millions)        Q4-05 vs Q4-04
--------------------------------------------------------------------------------
France                                         87                   +2.9%
--------------------------------------------------------------------------------
United Kingdom                                 47                   (4.9%)
--------------------------------------------------------------------------------
Europe (excl. France and UK)                   96                   +20.8%
--------------------------------------------------------------------------------
North America                                 154                   (5.1%)
--------------------------------------------------------------------------------
Asia Pacific                                   17                  (17.2%)
--------------------------------------------------------------------------------
Latin America                                  19                   +13.8%
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TOTAL                                         420                   +1.8%
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FULL YEAR 2005 ANALYSIS

                                 -----------------------------------------------
                                          Revenue 2005          Organic growth
ANALYSIS BY REGION                     ((euro) millions)         2005 vs 2004

--------------------------------------------------------------------------------
France                                        297                   +1.5%
--------------------------------------------------------------------------------
United Kingdom                                177                   (1.1%)
--------------------------------------------------------------------------------
Europe (excl. France and UK)                  292                   +10.9%
--------------------------------------------------------------------------------
North America                                 576                   +0.4%
--------------------------------------------------------------------------------
Asia Pacific                                   61                  (10.0%)
--------------------------------------------------------------------------------
Latin America                                  58                   +18.5%
--------------------------------------------------------------------------------
TOTAL                                         1461                  +2.5%
--------------------------------------------------------------------------------


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APPENDIX 2 - 2005 ORGANIC GROWTH

                                                                 (Euro) Millions
                                                                 ---------------

1. Reported Revenue 2004                                                  1490.5

2. Exchange rate impact                                                     +9.6

3. 2004 Revenue at 2005 exchanges rates                                   1500.1

4. Impact of companies sold or closed                                     (87.2)

5. Impact of acquisitions                                                  +12.3

6. 2004 Revenue at 2005 exchange rates and scope                          1425.2

7. Reported Revenue 2005                                                  1460.7

8. Organic growth                                                          +2.5%


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